Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

WageWorks, Inc.:

We consent to the incorporation by reference in the registration statements on Forms S-8 (No. 333-181300 and 333-188658) and on Form S-3 (333-190567) of WageWorks, Inc. of our report dated February 27, 2014, with respect to the consolidated balance sheets of WageWorks, Inc. as of December 31, 2012 and 2013, and the related consolidated statements of income, stockholders’ equity (deficit), and cash flows, for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 10-K of WageWorks, Inc.

/s/ KPMG LLP

San Francisco, California February 27, 2014